Exhibit 4.3

HYRECAR INC

PROMISSORY NOTE

$___________	Los Angeles, CA
__, 2017

HyreCar Inc, a Delaware corporation (the “Company”), for value received hereby, promises to pay to ________, or his registered assigns (the “Holder”), the aggregate principal sum of _________ Dollars ($__________), in accordance with the terms of this promissory note (the “Note”). All payments shall be made by the Company to the Holder for all amounts due hereunder by wire transfer of immediately available funds, in lawful tender of the United States, to an account designated by the Holder. This Note is being issued in connection with and pursuant to that certain Note and Warrant Purchase Agreement dated concurrently herewith (the “Agreement”).

The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:

1. Definitions. As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:

(i) “Business Day” means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States, or any day on which banking institutions in Los Angeles, California are authorized or required by law or other governmental action to close.

(ii) “Holder” when the context refers to a holder of this Note, shall mean any person who shall at the time be the registered holder of this Note.

(iii) “Issuance Date” means the date of this Note.

2. Repayment of the Note.

2.1 This Note shall mature and the aggregate principal sum shall be due and payable one (1) year from the Issuance Date (the “Maturity Date”). In addition, all amounts outstanding hereunder shall be due and payable on the date upon which the repayment of this Note is accelerated upon an Event of Default pursuant to this Note.

2.2 The Company may make optional prepayments of principal on this Note without the prior written consent of Holder and without a prepayment penalty.

3. Events of Default. So long as this Note will remain unpaid in whole or in part as to principal, each of the following will constitute an “Event of Default” under this Note:

(a) the commencement of an involuntary case or other proceeding against the Company seeking liquidation, reorganization, or other relief with respect to it or its debts under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company, or for any substantial part of the property of the Company or the winding up or liquidation of the affairs of the Company, and such case or proceeding remains unstayed and undismissed for a period of sixty (60) days, or an order for relief is entered against the Company under the federal bankruptcy laws as now or hereafter in effect;

(b) the commencement by the Company of a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company, or for any substantial part of the property of the Company, or the Company makes any general assignment for the benefit of creditors, or fails generally to pay its debts as they come due, or takes any corporate action to authorize any of the foregoing; or

(c) failure on the part of the Company to observe or perform any of the terms or covenants contained in this Note and continuance of such failure for a period of sixty (60) days following receipt of notice from the Holders specifying such covenant and the nature of the Company's non-performance.

4. Remedies. If an Event of Default will occur and be continuing, then so long as the Event of Default will continue to exist the Holder may, by written notice to the Company, declare the unpaid principal amount of this Note, to be forthwith due and payable immediately in cash, without further presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company, to the fullest extent permitted by applicable law. The Note for which the full amount hereunder shall have been paid in accordance herewith shall promptly be surrendered to or as directed by the Company. The Holder may enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a Note holder until such time, if any, as the full payment under this Section 4 shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. In addition to the foregoing remedies, upon the occurrence of any Event of Default, the Holder may exercise any other right, power, or remedy permitted to it by law, either by suit in equity or by action at law, or both.

5. Assignment. The rights and obligations of the Company and the Holder of this Note shall be binding upon and benefit the successors and assigns of the parties; provided that the Company shall not assign its rights or obligations under this Note without the prior written consent of the Holder.

6. Waiver and Amendment. Any provision of this Note may be amended, waived, or modified upon the written consent of the Company and Holder.

7. Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if faxed with confirmation of receipt by the sending device or if delivered by internationally recognized overnight courier such as FedEx or UPS, at the respective addresses of the parties as set forth below, or via electronic mail transmission:

If to Company:

HyreCar Inc.

555 W. 5th Street

Los Angeles, CA 90013

Attn: Joseph Furnari, CEO

Email: joe@hyrecar.com

If to Holder:

____________

Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when delivered, faxed or transmitted in the manner set forth above and shall be deemed to have been received when delivered.

8. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflicts of law.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the Issuance Date.

HYRECAR Inc., a Delaware corporation

By:
Name: Joseph Furnari
Title: Chief Executive Officer

Name of Holder:

Address:

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